


Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: ANB Holdings, Inc.
Commission File No.: 001-35095
Date: February 21, 2025

United Together

Merger News:

Key transaction milestone dates*:

- May 1, 2025: Legal close

- July 14, 2025: Conversion

*subject to regulatory approval

Please note that our legal close date has been updated! At this time, the updated date will not affect our projected conversion date, which is still scheduled for July.

A customer communication plan is in the final stages of review and will be shared with ANB as soon as it is complete.



2025 Leadership Academy Class

United's Culture: Who We Are

United Community is proud to celebrate this year's Leadership Academy class! This 9-month program is an internal professional development program designed to enhance participants' leadership skills while integrating United's core values.

They will take part in meetings with United's executive team, complete a strategic business recommendation project and graduate with Clemson University's miniMBA certificate. Since 2016, more than 100 bankers have completed the program.







United Community | American National Bank

United Together

HR News:

United Community partners with America's Charities to provide the "Here for U" Employee Assistance Fund (EAF). This initiative is designed to support our employees during times of unexpected hardship, providing financial assistance when it's needed most.

What is the "Here for U" Employee Assistance Fund?

The "Here for U" EAF is a program that helps employees cope with unforeseen challenges that create undue financial stress. Whether it's a medical emergency, natural disaster, or any other unexpected event, the fund is here to offer a helping hand.

How Does It Work?

- **Confidential Support**: All applications and assistance provided through the fund are handled with the utmost confidentiality, ensuring your privacy is protected.
- **Financial Assistance**: The fund provides grants to help cover essential expenses during difficult times, such as medical bills, housing costs, and other critical needs.

Why This Matters

Financial stress can significantly impact our well-being and productivity. By offering this support, United Community aims to foster a caring and supportive work environment where everyone feels valued and secure.





IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the Merger, United filed with the SEC a registration statement on Form S-4 on January 24, 2025, which was declared effective on February 6, 2025, that includes a proxy statement of ANB Holdings to be sent to ANB Holdings' shareholders seeking their approval of the Merger Agreement. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF ANB HOLDINGS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT UNITED, ANB HOLDINGS AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC's website (www.sec.gov). You are also able to obtain these documents, free of charge, from United at the "Investor Relations" section of United's website at www.ucbi.com or from ANB Holdings at www.americannationalbank.com. Copies of the definitive proxy statement/prospectus are also available, free of charge, by contacting United Community Banks, Inc., 200 East Camperdown Way, Greenville, South Carolina 29601, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or ANB Holdings, Inc., 4301 North Federal Highway, Oakland Park, Florida 33308, Attn: Ginger Martin, Telephone: (954) 267-8108.

PARTICIPANTS IN THE TRANSACTION

United, ANB Holdings and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from ANB Holdings' shareholders in favor of the approval of the Merger Agreement. Information about such directors and executive officers of United and their direct or indirect interests, by security holdings or otherwise, can be found under the headings "Director Compensation," "Director Independence," "Executive Compensation," and "Security Ownership" in United's definitive proxy statement in connection with its 2024 annual meeting of shareholders, as filed with the SEC on April 2, 2024 (available at: https://www.sec.gov/Archives/edgar/data/857855/000110465924042444/tm248368d7_def14a.htm), and other documents subsequently filed by United with the SEC. To the extent holdings of United common stock by its directors or executive officers have changed since the amounts set forth in United's definitive proxy statement in connection with its 2024 annual meeting of shareholders, such changes have been or will be reflected in filings with the SEC on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership) or Form 5 (Annual Statement of Beneficial Ownership of Securities) (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0000857855&entityName=UNITED%2520COMMUNITY%2520BANKS%2520INC%2520(UCB%252C%2520UCB-PI)%2520(CIK%25200000857855)). Further information regarding the direct or indirect interests of the directors and executive officers of United, along with information about the directors and executive officers of ANB Holdings and their direct or indirect interests and information regarding the interests of other persons who may be deemed participants in the solicitation, may be obtained by reading the proxy statement/prospectus regarding the Merger. Free copies of this document may be obtained as described above.

